GROUP

[redacted]

08002153

RECEIVED

2008 APR 28 A 8: 15

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Kay Amelungse
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Kay.Amelungse
@HypoRealEstate.com

Rule 12g3-2(b) File No.
82-34748

Date 23 April 2008

SUPPL

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing

Kay Amelungse

PROCESSED
APR 30 2008
THOMSON REUTERS

Enclosures

23 April 2008 Shareholding Disclosures
- Disclosure pursuant to section 26 of the German Securities Trading Act - UBS AG

23 April 2008 Shareholding Disclosures
- Disclosure pursuant to section 26 of the German Securities Trading Act – Barclays Global Investors

4/28

Company Hypo Real Estate Holding AG
Internet www.HypoRealEstate.com
Legal form Aktiengesellschaft
Headquarters München
Commercial register München HRB 149393
Chairman of Supervisory Board Kurt F. Viermetz
Board of Management Georg Funke (Vorsitzender des Vorstandes)
Cyril Dunne, Dr. Markus Fell,
Thomas Glynn, Dr. Robert Grassinger,
Bo Heide-Ottosen, Frank Lamby,
Bettina von Oesterreich

RECEIVED
2008 APR 28 A 8:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Shareholding Disclosures

23.04.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - UBS AG

WKN: 802 770
ISIN: DE 000 802 770 7

- Translation -

On April 22, 2008 , UBS AG, Zürich, Schweiz has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on Hypo Real Estate Holding AG, München, Deutschland, ISIN: DE0008027707, WKN: 802770, have exceeded the 3% limit of the Voting Rights on April 16, 2008 and now amount to 3.43% (this corresponds to 6896043 Voting Rights). According to Article 22, Section 1, Sentence 1, No. 1 of the WpHG, 0.15% of the Voting Rights (this corresponds to 298547 Voting Rights) is to be attributed to the company.

Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

Hypo Real Estate
GROUP

Shareholding Disclosures

23.04.2008 - Disclosure pursuant to section 26 of the German Securities Trading Act - Barclays Global Investors UK Holdings Limited

WKN: 802 770
ISIN: DE 000 802 770 7

Barclays Global Investors UK Holdings Limited, London, England, notified Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 München, on 22 April 2008 of the following:

'We, Barclays Global Investors UK Holdings Limited, London, England, would like to make the following notification regarding the holding of voting rights held in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich,according to §§ 21,22 WpHG

Notification of voting rights in our name and on our behalf (Barclays Global Investors UK Holdings Limited)

Barclays Global Investors UK Holdings Limited, London, England, exceeded the 3% threshold of § 21 para. 1 WpHG on 17 April 2008 and at that date held 3.11% of the voting rights (i.e. 6,252,282 shares with voting rights) in Hypo Real Estate Holding AG, Unsoeldstrasse 2, 80538 Munich.Barclays Global Investors UK Holdings Limited was attributed these 3.11% of the voting rights (i.e. 6,252,282 shares with voting rights) in Hypo Real Estate Holdings AG, Unsöldstrasse 2, 80538 München, pursuant to § 22 para. 1 sent. 1 no. 6 WpHG in connection with § 22 para. 1 sent. 2 WpHG'.

Hypo Real Estate Holding AG
Management Board

Hypo Real Estate
HOLDING

END